UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2020

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CFO

On July 8, 2020, EXFO Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2020. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations as well as certifications of interim filings for the third fiscal quarter of the 2020 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations and certifications of interim filings for the third fiscal quarter of the 2020 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: July 8, 2020

PRESS RELEASE
For immediate release

EXFO reports third quarter results for fiscal 2020

◾	Sales reached US$66.1 million
◾	IFRS net earnings totaled US$3.2 million
◾	Adjusted EBITDA amounted to US$10.7 million, 16.1% of sales

QUEBEC CITY, CANADA, July 8, 2020 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF), the communications industry's test, monitoring and analytics experts, reported today financial results for the third quarter ended May 31, 2020.

“Despite constraints and restrictive measures in many countries, EXFO navigated through the coronavirus pandemic with a solid financial performance in the third quarter of 2020,” said EXFO’s CEO Philippe Morin. “We delivered encouraging sales in a difficult environment and proactively implemented cost-controls, while benefiting from a Canadian government wage subsidy program. The end-result was strong earnings amid end-markets that will necessarily improve as long-term drivers like fiber and 5G deployments remain intact.”

Third Quarter Highlights
•
Sales. Sales decreased 10.1% year-over-year to US$66.1 million in the third quarter of fiscal 2020 mainly due to the ongoing impact of the coronavirus pandemic. Test and Measurement (T&M) sales accounted for 75% of revenue in the third quarter of 2020, while Service Assurance, Systems and Services (SASS) sales represented 25%. Revenue distribution among the three main selling regions amounted to 45% in the Americas, 33% in Europe, Middle East and Africa (EMEA) and 22% in Asia-Pacific. EXFO’s top customer accounted for 9.6% of sales, while the top three totaled 18.2%.

•
Profitability. IFRS net earnings amounted to US$3.2 million, or US$0.06 per share, in the third quarter of fiscal 2020, while adjusted EBITDA totaled US$10.7 million, or 16.1% of sales. Net earnings included a wage subsidy of US$3.3M (US$2.4M after-tax) under the Canada emergency wage subsidy program to help qualifying businesses alleviate the effects of the coronavirus pandemic.

Selected Financial Information
(In thousands of US dollars)
	Three months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2020	Nine months ended May 31, 2019

Test and Measurement sales	$50,309	$54,359	$143,733	$154,530
Service Assurance, Systems and Services sales	16,352	19,469	52,036	62,586
Foreign exchange losses on forward exchange contracts	(514)	(241)	(758)	(401)
Total sales	$66,147	$73,587	$195,011	$216,715

Test and Measurement bookings	$46,634	$50,157	$153,646	$159,473
Service Assurance, Systems and Services bookings	12,988	19,648	49,000	67,822
Foreign exchange losses on forward exchange contracts	(514)	(241)	(758)	(401)
Total bookings	$59,108	$69,564	$201,888	$226,894
Book-to-bill ratio (bookings/sales)	0.89	0.95	1.04	1.05
Gross margin before depreciation and amortization*	$38,199	$43,129	$113,026	$128,298
	57.7%	58.6%	58.0%	59.2%

Other selected information:
IFRS net earnings (loss)	$3,177	$21	$(5,907)	$(2,253)
Amortization of intangible assets	$1,698	$2,072	$5,025	$7,142
Stock-based compensation costs	$523	$475	$1,446	$1,354
Restructuring charges (reversals)	$–	$(13)	$–	$3,305
Acquisition-related deferred revenue fair value adjustment	$–	$–	$–	$1,435
Net income tax effect of the above items	$(257)	$(344)	$(760)	$(1,115)
Foreign exchange (gain) loss	$141	$(146)	$649	$55
Adjusted EBITDA*	$10,656	$7,860	$13,284	$19,372

Quarterly Overview
Sales reached US$66.1 million in the third quarter of fiscal 2020 compared to US$73.6 million in the third quarter of 2019.

Bookings attained US$59.1 million in the third quarter of fiscal 2020 compared to US$69.6 million for the same period in 2019. The company's book-to-bill ratio was 0.89 in the third quarter of 2020.

Gross margin before depreciation and amortization* amounted to 57.7% of sales in the third quarter of fiscal 2020 compared to 58.6% in the third quarter of 2019.

Selling and administrative expenses totaled US$18.9 million, or 28.6% of sales in the third quarter of fiscal 2020 compared to US$23.8 million, or 32.3% of sales, in the third quarter of 2019.

Net R&D expenses attained US$9.2 million, or 13.9% of sales, in the third quarter of fiscal 2020 compared to US$12.0 million, or 16.3% of sales, in the same period last year.

IFRS net earnings totaled US$3.2 million, or US$0.06 per share, in the third quarter of fiscal 2020 compared to net earnings of US$21,000, or US$0.00 per share, in the third quarter of 2019. IFRS net earnings in the third quarter of 2020 included US$1.4 million in after-tax amortization of intangible assets, US$0.5 million in stock-based compensation costs, and US$0.1 million in foreign exchange loss. Net earnings in the third quarter of 2020 also included US$2.4 million for an after-tax wage subsidy granted by the Canadian government to help qualifying businesses alleviate the effects of the coronavirus pandemic.

Adjusted EBITDA* amounted to US$10.7 million, or 16.1% of sales, in the third quarter of fiscal 2020 compared to US$7.9 million, or 10.7% of sales, in the third quarter of 2019.

During the third quarter of fiscal 2020, EXFO extended its revolving credit facilities, which had provided advances up to US$50.8 million (C$70.0 million), to US$65.3 million (C$90.0 million) until May 31, 2021, and will return to US$50.8 million (C$70.0 million) on June 1, 2021.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review third quarter results for fiscal 2020. To listen to the conference call and participate in the question period via telephone, dial 1-323-794-2093. Please take note the following participant passcode will be required: 8963518. Executive Chairman Germain Lamonde, CEO Philippe Morin and Pierre Plamondon, CPA, Chief Financial Officer and Vice‑President of Finance, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8 p.m. on July 15, 2020. The replay number is 1-719-457-0820 and the participant passcode is 8963518. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as a potential recession; trade wars, and our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating historical and prospective financial performance, as well as its performance relative to competitors. These non-IFRS measures are also used by financial analysts to evaluate and compare EXFO’s performance against that of competitors and industry players in the company’s sector.

Finally, these measures help EXFO plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information, in addition to the IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO’s performance on a relatively similar basis against that of other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2020	Nine months ended May 31, 2019

IFRS net earnings (loss) for the period (1)	$3,177	$21	$(5,907)	$(2,253)

Add (deduct):

Depreciation and amortization	3,833	3,440	11,732	11,329
Interest and other (income) expense	291	698	975	(439)
Income taxes	2,691	3,385	4,389	4,586
Stock-based compensation costs	523	475	1,446	1,354
Restructuring charges (reversals)	–	(13)	–	3,305
Acquisition-related deferred revenue fair value adjustment	–	–	–	1,435
Foreign exchange (gain) loss	141	(146)	649	55
Adjusted EBITDA for the period	$10,656	$7,860	$13,284	$19,372

Adjusted EBITDA as a percentage of sales	16.1%	10.7%	6.8%	8.9%

(1)
IFRS net earnings (loss) for the three months and the nine months ended May 31, 2020 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 on September 1, 2019 had a positive impact on adjusted EBITDA of $844,000 or 1.3% of sales and $2,549,000 or 1.3% of sales respectively for the three months and the nine months ended May 31, 2020. Comparative figures were not adjusted.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at May 31, 2020	As at August 31, 2019

Assets

Current assets
Cash	$17,070	$16,518
Short-term investments	3,384	2,918
Accounts receivable
Trade	56,842	51,517
Other (note 3)	4,543	3,396
Income taxes and tax credits recoverable	4,912	3,159
Inventories	42,745	38,017
Prepaid expenses	5,553	6,510
Other assets	3,800	3,083
	138,849	125,118

Tax credits recoverable	45,203	46,704
Property, plant and equipment	37,814	39,364
Right-of-use assets (note 2)	10,636	–
Intangible assets	17,523	21,654
Goodwill	37,842	38,648
Deferred income tax assets	4,407	4,821
Other assets	1,257	1,293
	$293,531	$277,602
Liabilities

Current liabilities
Bank loan	$33,821	$5,000
Accounts payable and accrued liabilities	43,954	50,790
Provisions	706	1,065
Income taxes payable	249	704
Deferred revenue	21,634	24,422
Other liabilities	1,616	1,606
Current portion of lease liabilities (note 7)	3,188	–
Current portion of long-term debt (note 8)	2,043	2,449
	107,211	86,036

Provisions	2,490	2,737
Deferred revenue	7,669	9,056
Lease liabilities (note 7)	7,453	–
Long-term debt (note 8)	2,118	3,293
Deferred income tax liabilities	2,760	3,598
Other liabilities	878	318
	130,579	105,038

Shareholders’ equity
Share capital (note 9)	93,999	92,706
Contributed surplus	19,149	19,196
Retained earnings	106,266	112,173
Accumulated other comprehensive loss	(56,462)	(51,511)
	162,952	172,564
	$293,531	$277,602

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Sales	$66,147	$195,011	$73,587	$216,715

Cost of sales (1)	27,948	81,985	30,458	88,417
Selling and administrative	18,898	67,705	23,761	75,610
Net research and development	9,168	33,483	11,970	39,410
Depreciation of property, plant and equipment	1,291	4,158	1,368	4,187
Depreciation of lease right-of-use assets (note 2)	844	2,549	–	–
Amortization of intangible assets	1,698	5,025	2,072	7,142
Interest and other (income) expense	291	975	698	(439)
Foreign exchange (gain) loss	141	649	(146)	55
Earnings (loss) before income taxes	5,868	(1,518)	3,406	2,333

Income taxes (note 11)	2,691	4,389	3,385	4,586

Net earnings (loss) for the period	$3,177	$(5,907)	$21	$(2,253)

Basic and diluted net earnings (loss) per share	$0.06	$(0.11)	$0.00	$(0.04)

Basic weighted average number of shares outstanding (000’s)	55,678	55,573	55,392	55,306

Diluted weighted average number of shares outstanding (000’s) (note 12)	56,724	55,573	56,437	55,306

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Net earnings (loss) for the period	$3,177	$(5,907)	$21	$(2,253)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings
Foreign currency translation adjustment	(3,317)	(4,075)	(4,611)	(6,160)
Unrealized gains/losses on forward exchange contracts	(1,052)	(1,805)	(1,046)	(1,237)
Reclassification of realized gains/losses on forward exchange contracts	251	607	(91)	210
Deferred income tax effect on gains/losses on forward exchange contracts	206	322	314	356

Other comprehensive loss	(3,912)	(4,951)	(5,434)	(6,831)

Comprehensive loss for the period	$(735)	$(10,858)	$(5,413)	$(9,084)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Nine months ended May 31, 2019
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2018	$91,937	$18,428	$114,906	$(47,350)	$177,921
Adoption of IFRS 9	–	–	(253)	–	(253)
Adjusted balance as at September 1, 2018	91,937	18,428	114,653	(47,350)	177,668
Reclassification of stock-based compensation costs (note 9)	1,078	(1,078)	–	–	–
Redemption of share capital (note 9)	(126)	21	–	–	(105)
Stock-based compensation costs	–	1,363	–	–	1,363
Net loss for the period	–	–	(2,253)	–	(2,253)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,160)	(6,160)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $356	–	–	–	(671)	(671)

Total comprehensive loss for the period					(9,084)

Balance as at May 31, 2019	$92,889	$18,734	$112,400	$(54,181)	$169,842

	Nine months ended May 31, 2020
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564
Reclassification of stock-based compensation costs (note 9)	1,505	(1,505)	–	–	–
Redemption of share capital (note 9)	(212)	(13)	–	–	(225)
Stock-based compensation costs	–	1,471	–	–	1,471
Net loss for the period	–	–	(5,907)	–	(5,907)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(4,075)	(4,075)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $322	–	–	–	(876)	(876)

Total comprehensive loss for the period					(10,858)

Balance as at May 31, 2020	$93,999	$19,149	$106,266	$(56,462)	$162,952

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Cash flows from operating activities
Net earnings (loss) for the period	$3,177	$(5,907)	$21	$(2,253)
Add (deduct) items not affecting cash
Stock-based compensation costs	523	1,446	475	1,354
Depreciation and amortization	3,833	11,732	3,440	11,329
Gain on disposal of capital assets	–	–	–	(1,732)
Write-off of capital assets	–	216	–	261
Deferred revenue	(329)	(3,144)	1,676	11,619
Deferred income taxes	493	(161)	(142)	(2,295)
Changes in foreign exchange gain/loss	869	1,750	143	(310)
	8,566	5,932	5,613	17,973
Changes in non-cash operating items
Accounts receivable	(25,485)	(6,874)	(12,857)	(7,038)
Income taxes and tax credits	44	(2,618)	1,596	1,629
Inventories	(2,282)	(6,233)	(306)	(668)
Prepaid expenses	(773)	215	(585)	(380)
Other assets	(256)	(712)	(664)	(1,003)
Accounts payable, accrued liabilities and provisions	3,253	(6,020)	1,995	2,013
Other liabilities	53	95	(6)	(1,527)
	(16,880)	(16,215)	(5,214)	10,999
Cash flows from investing activities
Additions to short-term investments	(1,927)	(2,074)	(286)	(578)
Disposal of short-term investments	–	1,264	826	1,168
Purchases of capital assets	(1,880)	(6,066)	(1,639)	(6,318)
Proceeds from disposal of capital assets	–	–	–	3,318
	(3,807)	(6,876)	(1,099)	(2,410)
Cash flows from financing activities
Bank loan	19,934	28,304	(3,808)	(5,052)
Repayment of lease liabilities (note 7)	(844)	(2,534)	–	–
Repayment of long-term debt	(292)	(1,607)	(713)	(2,165)
Redemption of share capital	–	(225)	–	(105)
	18,798	23,938	(4,521)	(7,322)
Effect of foreign exchange rate changes on cash	(167)	(295)	(306)	(402)

Change in cash during the period	(2,056)	552	(11,140)	865
Cash – Beginning of the period	19,126	16,518	24,763	12,758
Cash – End of the period	$17,070	$17,070	$13,623	$13,623

Supplementary information
Income taxes paid	$159	$1,430	$391	$1,877
Additions to capital assets	$1,444	$5,390	$1,898	$5,269

As at May 31, 2019 and 2020, unpaid purchases of capital assets amounted to $739 and $218 respectively.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops smart test, monitoring and analytics solutions for fixed and mobile network operators, web-scale companies, and equipment manufacturers in the global communications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Québec City, Quebec, Canada, G1M 2K2.

These condensed unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on July 8, 2020.

2	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except as described below. Consequently, these condensed unaudited interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

Critical estimates and assumptions

In December 2019, a novel strain of coronavirus was identified in China and resulted in preventive measures imposed by the Chinese public health authorities including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected the company’s factory and supply chain during a certain period. In March 2020, this coronavirus epidemic was declared a pandemic by the World Health Organization, and most countries have been imposing ongoing constraints and preventive measures that have affected and are still affecting the global economy. Significant declines in the stock market have occurred for various reasons linked to the coronavirus pandemic. Although constraints and preventive measures are progressively being relaxed in many countries, the breadth and duration of this pandemic are unknown and raise uncertainties that may impact the measurement of assets and liabilities in future periods.

This pandemic had a negative impact on the company’s sales and operating results in the second and third quarter of fiscal 2020, and the company believes it might continue to negatively impact its sales and operating results to a certain extent over an undetermined period. In addition, over the last months, the company’s stock price significantly decreased as aresult of the pandemic. As a result of these impacts, during the three months ended May 31, 2020, the company concluded they represented a triggering event and performed goodwill impairment testing for all cash generating units (CGUs).

In performing the goodwill impairment review of its CGUs, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of EXFO Optics CGU, the company used a capitalized cash flows method. In addition, for the Service assurance, systems and services (SASS) CGU, the company used a cost approach based on the level of research and development expenses incurred over the last two years. Finally, as the sales and operations of the EXFO CGU constitutes the significant majority of the company’s sales and operations, the company compared the carrying amount of the EXFO CGU to the company’s overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the EXFO Optics and SASS CGU.

As at May 31, 2020, the recoverable amount for all CGUs exceeded their carrying value.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Otherwise, as at May 31, 2020, the company reviewed other critical estimates and assumptions considering the impact of the coronavirus outbreak and believes that it had no significant impact on the measurement of assets and liabilities as of that date.

Recently Issued IFRS Pronouncements

Leases

IFRS 16, Leases, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 supersedes IAS 17, Leases, and related interpretations. Under IFRS 16, lessees recognize a right-of-use (ROU) asset and a lease liability measured at the present value of lease payments for virtually all their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

The company adopted this new standard on September 1, 2019, using the modified retrospective method, which did not require adjustments to comparative periods. The company applied IFRS 16 at the adoption date and recognized lease ROU assets and lease liabilities in the period of adoption. The new standard provides several optional practical expedients in transition. Upon implementation of the new standard, the company elected the practical expedients to combine lease and non-lease components and to not recognize lease ROU assets and lease liabilities for short-term leases. Also, contracts that were not identified as leases under previous standards were not reassessed for whether there is a lease therein. The company identified appropriate changes to its accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16.

The adoption of IFRS 16 on September 1, 2019 resulted in the recognition of lease ROU assets of $11,321,000, lease liabilities of $10,843,000, and the elimination of prepaid rent of $478,000 in the consolidated balance sheet as of that date. In addition, lease payments, previously reported in cash flows from operating activities, are now reported in cash flows from financing activities in the consolidated statements of cash flows. However, the adoption of this standard had no significant impact on net earnings (loss).

Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items, is recorded as depreciation expenses for the lease ROU assets and as interest expenses on the lease liabilities in the consolidated statements of earnings.

Finally, the adoption of IFRS 16 had no significant impact on liquidity and debt covenant compliance under existing debt agreements.

Uncertainty over Income Tax Treatments

IFRIC 23, Uncertainty over Income Tax Treatments, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company adopted this interpretation on September 1, 2019, and its adoption had no significant impact on its consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New Accounting Policy upon Adoption of Recently Issued IFRS

Leases

The company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date, and are subsequently adjusted for interest and lease payments. When the rate implicit in the lease is not readily determinable, the company uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The lease term is the non-cancelable period of the lease and includes options to extend or terminate the lease when it is reasonably certain that an option will be exercised. ROU assets are recognized at commencement based on the amount of the initial measurement of the lease liability. ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives. ROU assets are depreciated on a straight-line basis over the lease term.

The company’s lease terms may include options to extend or terminate the lease where it is reasonably certain that the company will exercise those options. The company considers several economic factors when making this determination including, but not limited to, the significance of leasehold improvements incurred in the office space, the difficulty in replacing the asset, underlying contractual obligations, or specific characteristics unique to a lease.

3	Government Grants

During the three months ended May 31, 2020, the Government of Canada introduced the Canada emergency wage subsidy (CEWS) to help qualifying Canadian businesses facing hardship as a result of the coronavirus pandemic. The CEWS covers up to 75% of wages for a maximum period of 5.5 months starting March 15, 2020, for businesses that suffered a year‑over‑year drop in gross revenues above certain thresholds during a portion of or all that period.

The company qualified for the CEWS for the period from March 15 to May 9, 2020, and recorded grants of $3,262,000 in the condensed unaudited interim consolidated statements of earnings for the three months and nine months ended May 31, 2020. The company accounted for the CEWS as a government grant under IAS 20, “Government Grants”, and it was deducted from the same consolidated statement of earnings line item as the wages are recognized (note 10).

As at May 31, 2020, other accounts receivable included an amount of $1,688,000 related to the CEWS.

4	Restructuring Charges

In August 2018, the company implemented a restructuring plan to accelerate the integration of its acquired monitoring and analytics technologies from EXFO Solutions and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

The following table summarizes changes in restructuring charges payable during the three months and nine months ended May 31, 2020:

	Three months ended May 31, 2020	Nine months ended May 31, 2020

Balance – Beginning of the period	$934	$1,133
Payments	(72)	(271)

Balance – End of the period	$862	$862

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using observable prices and forward exchange rates at the consolidated balance sheet dates. The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy is as follows:

	As at May 31, 2020		As at August 31, 2019
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$3,384	$–	$2,918	$–
Forward exchange contracts	$–	$218	$–	$79

Financial liabilities
Forward exchange contracts	$–	$2,496	$–	$1,057

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2020, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized below:

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2020 to August 2020	$9,000	1.3077
September 2020 to August 2021	36,100	1.3283
September 2021 to August 2022	18,800	1.3492
September 2022 to February 2023	3,600	1.3324
Total	$67,500	1.3316

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2020 to August 2020	$1,200	71.76
September 2020 to February 2021	1,500	77.56
Total	$2,700	74.98

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $978,000 as at August 31, 2019, and $2,278,000 as at May 31, 2020.

As at May 31, 2020, forward exchange contracts in the amount of $67,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $151,000 are presented as long-term assets in other long-term assets, forward exchange contracts in the amount of $1,773,000 are presented as short-term liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $723,000 are presented as long-term liabilities in other long-term liabilities in the consolidated balance sheet. Forward exchange contracts of $353,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive loss.

Based on its portfolio of forward exchange contracts as at May 31, 2020, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive loss to net earnings (in sales) over the next 12 months, amounts to $1,353,000.

During the three months and the nine months ended May 31, 2019 and 2020, the company recognized within its sales the following foreign exchange losses on forward exchange contracts:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Losses on forward exchange contracts	$514	$758	$241	$401

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6	Credit Facilities

During the three months ended May 31, 2020, the company modified certain credit facilities, whereby revolving credit facilities, which provided advances up to CA$70,000,000 (US$50,772,000) were extended to CA$90,000,000 (US$65,279,000) until May 31, 2021, to return to CA$70,000,000 on June 1, 2021.

7	Leases

The company has operating leases for certain of its premises under various non-cancelable lease agreements. The company’s operating leases have remaining lease terms ranging from 1 year to 8 years. The company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Minimal rentals payable under operating leases are as follows as at May 31, 2020:

No later than 1 year	$3,188
Later than 1 year and no later than 5 years	6,427
Later than 5 years	1,026
Total lease liabilities as at May 31, 2020	$10,641

The difference between operating lease commitments disclosed applying IAS 17 as at August 31, 2019, discounted using the incremental borrowing rate of 2% at the date of the initial application of IFRS 16 as at September 1, 2019, and the lease liabilities recognized in the consolidated balance sheet as of that date is as follows:

Discounted operating lease commitments under IAS 17 as at August 31, 2019	$8,915
Discounted impact of renewal options that are reasonably certain to be exercised	1,928
Lease liabilities as at September 1, 2019	$10,843

Depreciation of lease ROU assets for the three months and nine months ended May 31, 2020 amounted to $844,000 and $2,549,000, respectively (note 10).

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Long-term Debt

	As at May 31, 2020	As at August 31, 2019

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$833	$866
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi-annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between August 2020 and September 2023	2,294	3,111
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 1.5%, maturing at different dates between June 2020 and August 2022	304	459
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates from 1.1% to 2.9%, maturing at different dates between December 2020 and July 2022	730	1,306
	4,161	5,742
Less: current portion of long-term debt	2,043	2,449
	$2,118	$3,293

Principal repayments of long-term debt over the forthcoming years are as follows:

	As at May 31, 2020	As at August 31, 2019

No later than one year	$2,043	$2,449
Later than one year and no later than five years	2,118	3,237
Later than five years	−	56

	$4,161	$5,742

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Share Capital

The following tables summarize changes in share capital for the nine months ended May 31, 2019 and 2020.

	Nine months ended May 31, 2019
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2018	31,643,000	$1	23,472,995	$91,936	$91,937
Redemption of restricted share units	−	−	176,729	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	643	643
Balance as at November 30, 2018	31,643,000	1	23,649,724	92,579	92,580
Redemption of restricted share units	−	−	129,571	−	−
Redemption of share capital	−	−	(32,232)	(126)	(126)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	424	424
Balance as at February 28, 2019	31,643,000	1	23,747,063	92,877	92,878
Redemption of restricted share units	−	−	2,856	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	11	11
Balance as at May 31, 2019	31,643,000	$1	23,749,919	$92,888	$92,889

	Nine months ended May 31, 2020
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2019	31,643,000	$1	23,703,675	$92,705	$92,706
Redemption of restricted share units	−	−	255,822	−	−
Redemption of share capital	−	−	(54,528)	(212)	(212)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	861	861
Balance as at November 30, 2019	31,643,000	1	23,904,969	93,354	93,355
Redemption of restricted share units	−	−	111,476	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	472	472
Balance as at February 29, 2020	31,643,000	1	24,016,445	93,826	93,827
Redemption of restricted share units	−	−	36,947	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	172	172
Balance as at May 31, 2020	31,643,000	$1	24,053,392	$93,998	$93,999

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On January 7, 2020, the company announced that its Board of Directors had approved a share repurchase program, by way of a normal course issued bid on the open market of up to 3.1% of the issued and outstanding subordinate voting shares, representing 600,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 14, 2020 and will end on January 13, 2021 or earlier if the company repurchases the maximum number of shares permitted. All shares repurchased under the bid will be cancelled.

10	Statements of Earnings

Sales are as follows:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Test and measurement	$50,309	$143,733	$54,359	$154,530
Service assurance, systems and services	16,352	52,036	19,469	62,586
Foreign exchange losses on forward exchange contracts	(514)	(758)	(241)	(401)

Total sales for the period	$66,147	$195,011	$73,587	$216,715

Net research and development expenses comprise the following:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Gross research and development expenses	$12,047	$40,261	$13,901	$45,283
Tax credits and grants	(2,879)	(6,778)	(1,931)	(5,873)

Net research and development expenses for the period	$9,168	$33,483	$11,970	$39,410

For the three months and the nine months ended May 31, 2020, tax credits and grants include $1,457,000 for the CEWS (nil in 2019).

Inventory write-down is as follows:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Inventory write-down for the period	$494	$1,739	$390	$2,338

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Cost of sales
Depreciation of property, plant and equipment	$466	$1,416	$462	$1,422
Depreciation of lease ROU assets	277	845	–	–
Amortization of intangible assets	1,341	4,017	1,665	5,710
	2,084	6,278	2,127	7,132

Selling and administrative expenses
Depreciation of property, plant and equipment	247	804	371	1,077
Depreciation of lease ROU assets	370	1,113	–	–
Amortization of intangible assets	180	505	236	869
	797	2,422	607	1,946

Net research and development expenses
Depreciation of property, plant and equipment	578	1,938	535	1,688
Depreciation of lease ROU assets	197	591	–	–
Amortization of intangible assets	177	503	171	563
	952	3,032	706	2,251

	$3,833	$11,732	$3,440	$11,329

Depreciation of property, plant and equipment	$1,291	$4,158	$1,368	$4,187
Depreciation of lease ROU assets	844	2,549	–	–
Amortization of intangible assets	1,698	5,025	2,072	7,142

Total depreciation and amortization expenses for the period	$3,833	$11,732	$3,440	$11,329

Employee compensation comprises the following:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Salaries and benefits	$31,853	$101,762	$33,742	$104,589
Restructuring charges	–	–	67	2,800
Stock-based compensation costs	523	1,446	475	1,354
Grants (CEWS)	(3,262)	(3,262)	–	–

Total employee compensation for the period	$29,114	$99,946	$34,284	$108,743

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Cost of sales	$34	$95	$36	$107
Selling and administrative expenses	391	1,106	350	1,015
Net research and development expenses	98	245	89	232

Total stock-based compensation costs for the period	$523	$1,446	$475	$1,354

CEWS by functional area are as follows (note 3):

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Cost of sales	$(723)	$(723)	$–	$–
Selling and administrative expenses	(1,082)	(1,082)	–	–
Net research and development expenses	(1,457)	(1,457)	–	–

Total CEWS for the period	$(3,262)	$(3,262)	$–	$–

Restructuring charges by functional area are as follows:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Cost of sales	$–	$–	$–	$304
Selling and administrative expenses	–	–	–	495
Net research and development expenses	–	–	(13)	2,506
Income taxes	–	–	(21)	(63)

Total restructuring charges for the period	$–	$–	$(34)	$3,242

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11	Income Taxes

For the three months and the nine months ended May 31, 2019 and 2020, the reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements is as follows:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$1,584	$(410)	$920	$630

Increase (decrease) due to:
Foreign income taxed at different rates	(78)	77	248	236
Non-deductible loss (non-taxable income)	(100)	219	46	79
Non-deductible expenses	171	515	174	425
Foreign exchange effect of translation of foreign subsidiaries	155	50	(100)	(384)
Recognition of previously unrecognized deferred income tax assets	–	(471)	–	(2,383)
Utilization of previously unrecognized deferred income tax assets	(2)	(16)	333	(58)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,144	4,021	1,442	4,797
Other	(183)	404	322	1,244

Income tax provision for the period	$2,691	$4,389	$3,385	$4,586

The income tax provision consists of the following:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Current	$2,198	$4,550	$3,527	$6,881
Deferred	493	(161)	(142)	(2,295)

	$2,691	$4,389	$3,385	$4,586

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

12	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2020	Nine months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2019

Basic weighted average number of shares outstanding (000’s)	55,678	55,573	55,392	55,306
Plus dilutive effect of (000’s):
Restricted share units	761	–	826	–
Deferred share units	285	–	219	–

Diluted weighted average number of shares outstanding (000’s)	56,724	55,573	56,437	55,306
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	416	2,009	1,706	1,698

For the nine months ended May 31, 2019 and 2020, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services, and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as potential recession; trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated July 8, 2020.

All financial data are expressed in US dollars, except as otherwise noted, and determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined, and the reader is informed.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile network operators, web‑scale companies, and equipment manufacturers in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enables transformations related to fiber, 4G/LTE, 5G, and network virtualization. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

Our sales decreased 10.1% to $66.1 million in the third quarter of fiscal 2020 compared to $73.6 million for the same period last year due to the global impact of the coronavirus outbreak, as ongoing constraints and preventive measures affected our ability to ship our products and deliver our services. Bookings (purchase orders received from customers) decreased 15.0% to $59.1 million in the third quarter of fiscal 2020, for a book‑to‑bill ratio of 0.89, from $69.6 million for the same period last year, also due to the global impact of the coronavirus outbreak.

Net earnings amounted to $3.2 million, or $0.06 per diluted share, in the third quarter of fiscal 2020, compared to $21,000, or $0.00 per diluted share, for the same period last year. Net earnings for the third quarter of fiscal 2020 included net expenses totaling $2.0 million, comprising $1.4 million in after-tax amortization of intangible assets, $0.5 million in stock-based compensation costs, and a foreign exchange loss of $0.1 million. Net earnings for the third quarter of fiscal 2020 also included an amount of $2.4 million in after-tax wage subsidy granted by the Canadian government as a result of the coronavirus pandemic. For the same period last year, net earnings included net expenses totaling $2.1 million, comprising $1.7 million in after-tax amortization of intangible assets, $0.5 million in stock-based compensation costs, and a foreign exchange gain of $0.1 million.

Adjusted EBITDA (net earnings before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, and foreign exchange gain or loss) reached $10.7 million, or 16.1% of sales, in the third quarter of fiscal 2020, compared to $7.9 million, or 10.7% of sales for the same period last year. Adjusted EBITDA is a non-IFRS measure. See page 43 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss).

During the third quarter of fiscal 2020, we modified certain credit facilities, whereby revolving credit facilities, which provided advances up to CA$70 million (US$50.8 million), were extended to CA$90.0 million (US$65.3 million) until May 31, 2021, to return to CA$70 million on June 1, 2021.

RISKS AND UNCERTAINTIES

In December 2019, a novel strain of coronavirus was identified in China and resulted in preventive measures imposed by the Chinese public health authorities including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected our factory and supply chain during a certain period. In March 2020, this coronavirus epidemic was declared a pandemic by the World Health Organization, and most countries have been imposing ongoing constraints and preventive measures that have affected and are still affecting the global economy. Significant declines in the stock market have occurred for various reasons linked to the coronavirus pandemic. Although constraints and preventive measures are progressively being relaxed in many countries, the breadth and duration of this pandemic are unknown and raise uncertainties that may impact our sales and operating results, as well as the measurement of assets and liabilities in future periods.

BUSINESS OUTLOOK

Short-term and mid-term adjusted EBITDA target

We had forecasted adjusted EBITDA of $33 million for fiscal 2020 and set an adjusted EBITDA margin target of 15% of sales by the end of fiscal 2021. Due to the prolonged lockdown period that affected our manufacturing facility in China, ongoing constraints on a worldwide basis, as well as the uncertainty surrounding the breadth and duration of this coronavirus pandemic, we have suspended our short-term and mid-term adjusted EBITDA outlook.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data)

	Three months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2020	Nine months ended May 31, 2019

Sales	$66,147	$73,587	$195,011	$216,715

Cost of sales (1)	27,948	30,458	81,985	88,417
Selling and administrative	18,898	23,761	67,705	75,610
Net research and development	9,168	11,970	33,483	39,410
Depreciation of property, plant and equipment	1,291	1,368	4,158	4,187
Depreciation of lease right-of-use assets	844	–	2,549	–
Amortization of intangible assets	1,698	2,072	5,025	7,142
Interest and other (income) expense	291	698	975	(439)
Foreign exchange (gain) loss	141	(146)	649	55
Earnings (loss) before income taxes	5,868	3,406	(1,518)	2,333
Income taxes	2,691	3,385	4,389	4,586
Net earnings (loss) for the period (2)	$3,177	$21	$(5,907)	$(2,253)

Basic and diluted net earnings (loss) per share	$0.06	$0.00	$(0.11)	$(0.04)

Other selected information:

Gross margin before depreciation and amortization (3)	$38,199	$43,129	$113,026	$128,298

Gross research and development	$12,047	$13,901	$40,261	$45,283

Restructuring charges included in:
Cost of sales	$–	$–	$–	$304
Selling and administrative expenses	$–	$–	$–	$495
Net research and development expenses	$–	$(13)	$–	$2,506

Canadian emergency wage subsidy included in:
Cost of sales	$(723)	$–	$(723)	$–
Selling and administrative expenses	$(1,082)	$–	$(1,082)	$–
Net research and development expenses	$(1,457)	$–	$(1,457)	$–

Adjusted EBITDA (2)(3)	$10,656	$7,860	$13,284	$19,372

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)
IFRS net earnings (loss) for the three months and the nine months ended May 31, 2020 takes into account the impact of the adoption of IFRS 16, Leases, on September 1, 2019. The adoption of IFRS 16 had a positive impact on adjusted EBITDA of $844,000 and $2,549,000 for the three months and the nine months ended May 31, 2020 respectively. Comparative figures were not adjusted.

(3)	Refer to page 43 for non-IFRS measures.

RESULTS OF OPERATIONS
(as a percentage of sales for the periods indicated)

	Three months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2020	Nine months ended May 31, 2019

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	42.3	41.4	42.0	40.8
Selling and administrative	28.6	32.3	34.7	34.9
Net research and development	13.9	16.3	17.2	18.2
Depreciation of property, plant and equipment	2.0	1.9	2.1	1.9
Depreciation of lease right-of-use assets	1.2	–	1.3	–
Amortization of intangible assets	2.5	2.8	2.6	3.3
Interest and other (income) expense	0.4	0.9	0.5	(0.2)
Foreign exchange (gain) loss	0.2	(0.2)	0.3	–
Earnings (loss) before income taxes	8.9	4.6	(0.7)	1.1
Income taxes	4.1	4.6	2.3	2.1
Net earnings (loss) for the period (2)	4.8%	–%	(3.0)%	(1.0)%

Other selected information:

Gross margin before depreciation and amortization (3)	57.7%	58.6%	58.0%	59.2%

Gross research and development	18.2%	18.9%	20.6%	20.9%

Restructuring charges included in:
Cost of sales	–%	–%	–%	0.1%
Selling and administrative expenses	–%	–%	–%	0.2%
Net research and development expenses	–%	–%	–%	1.2%

Canadian emergency wage subsidy included in:
Cost of sales	(1.1)%	–%	(0.4)%	–%
Selling and administrative expenses	(1.6)%	–%	(0.6)%	–%
Net research and development expenses	(2.2)%	–%	(0.7)%	–%

Adjusted EBITDA (2)(3)	16.1%	10.7%	6.8%	8.9%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)
IFRS net earnings (loss) for the three months and the nine months ended May 31, 2020 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 had a positive impact on adjusted EBITDA of 1.2% and 1.3% of sales for the three months and the nine months ended May 31, 2020 respectively. Comparative figures were not adjusted.

(3)	Refer to page 43 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2020	Nine months ended May 31, 2019

Test and measurement	$50,309	$54,359	$143,733	$154,530
Service assurance, systems and services	16,352	19,469	52,036	62,586
	66,661	73,828	195,769	217,116
Foreign exchange losses on forward exchange contracts	(514)	(241)	(758)	(401)
Total sales	$66,147	$73,587	$195,011	$216,715

Bookings

	Three months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2020	Nine months ended May 31, 2019

Test and measurement	$46,634	$50,157	$153,646	$159,473
Service assurance, systems and services	12,988	19,648	49,000	67,822
	59,622	69,805	202,646	227,295
Foreign exchange losses on forward exchange contracts	(514)	(241)	(758)	(401)
Total bookings	$59,108	$69,564	$201,888	$226,894

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2020	Nine months ended May 31, 2019

Americas	45%	51%	49%	51%
Europe, Middle East and Africa (EMEA)	33	30	31	32
Asia-Pacific (APAC)	22	19	20	17

	100%	100%	100%	100%

For the three months ended May 31, 2020, our sales decreased 10.1% to $66.1 million, compared to $73.6 million for the same period last year, while our bookings decreased 15.0% to $59.1 million, compared to $69.6 million for the same period last year, for a book-to-bill ratio of 0.89.

For the nine months ended May 31, 2020, our sales decreased 10.0% to $195.0 million, from $216.7 million for the same period last year, while our bookings decreased 11.0% to $201.9 million, from $226.9 million for the same period last year, for a book-to-bill ratio of 1.04.

Sales

Third quarter review

In the third quarter of fiscal 2020, the 10.1% decrease in total sales year-over-year comes from both product lines.

In the third quarter of fiscal 2020, sales of our T&M product line decreased by $4.1 million, or 7.5% year-over-year, mainly due to the global impact of the outbreak of the coronavirus. In particular, sales were negatively impacted in the Americas and the APAC regions for our optical test and high-speed optical transport solutions, as ongoing constraints and preventive measures affected our ability to ship our products and deliver our services. We also witnessed a pause in large-scale fiber installations with communications service providers mainly focusing on maintenance work during the peak of the pandemic. Finally, sales of our T&M product line were to some extent negatively affected by currency fluctuations year-over-year. Otherwise, we made strong progress in China for our advanced equipment for labs and network equipment manufacturers (NEMs), mainly for 5G deployments, as China was the first region to re-open after the lock-down, and received large orders for our copper test solutions in the EMEA region, which offset in part the overall year‑over-year decrease in T&M sales in the third quarter of fiscal 2020.

In the third quarter of fiscal 2020, sales of our SASS product line decreased by $3.1 million, or 16.0% year‑over‑year. The year-over-year decrease in SASS sales in the third quarter of fiscal 2020 is mainly due impacted by the coronavirus outbreak as preventive and lockdown measures worldwide prevented us from closing a certain number of deals and from delivering our products and services to our customers during the quarter. In addition, sales of our SASS product line were to some extent impacted by currency fluctuations year-over-year.

First nine months review

In the first nine months of fiscal 2020, the 10.0% decrease in total sales year-over-year comes from both product lines.

In the first nine months of fiscal 2020, sales of our T&M product line decreased by $10.8 million, or 7.0% year‑over‑year, mainly due to the impact the coronavirus outbreak and to some extent to unfavorable currency fluctuations year-over-year, with the highest of the year-over-year decrease in sales in the Americas for our optical test solutions, as these solutions were the post impacted by factory shutdowns and lockdowns.

In the first nine months of fiscal 2020, sales of our SASS product line decreased by $10.6 million, or 16.9% year‑over-year. Sales of our SASS product line for the first nine months of fiscal 2019 included a negative impact of $1.4 million for EXFO Solutions’ acquisition-related deferred revenue fair value adjustment. Excluding this adjustment, sales of our SASS product line would have decreased 18.7% year-over-year in the first nine months of fiscal 2020. The year-over-year decrease in sales of our SASS product line in the first nine months of fiscal 2020 is mainly due to the $4.9 million order for our real-time network topology solution recognized in the first nine months of 2019 (no such order in 2020). In addition, the coronavirus outbreak had a negative impact on the sales of our SASS product line as preventive and lockdown measures worldwide in the second and third quarters of 2020 prevented us from delivering some of our products and services to our customers. Finally, sales of our SASS product line were to some extent negatively affected by currency fluctuations year-over-year.

Bookings

Third quarter review

In the third quarter of fiscal 2020, the 15.0% decrease in total bookings year-over-year comes from both product lines.

In the third quarter of fiscal 2020, bookings of our T&M product line decreased by $3.5 million, or 7.0% year‑over‑year mainly due to the global impact of the outbreak of the coronavirus in the Americas and the EMEA region for our optical and copper test solutions. In addition, bookings of our T&M product line were to some extent negatively affected by currency fluctuations year-over-year. Otherwise, we reported significant increase in bookings in China, mainly for our advanced equipment for labs and NEMs, mainly for 5G deployments, which offset in part the year-over-year decrease in T&M bookings in the third quarter of fiscal 2020.

In the third quarter of fiscal 2020, bookings of our SASS product line decreased by $6.7 million, or 33.9% year‑over‑year. As for our T&M product line, the year-over-year decrease in bookings in the third quarter of fiscal 2020 was mainly due to the impact of the coronavirus outbreak. In addition, bookings of our SASS product line were to some extent negatively affected by currency fluctuations year-over-year. Sales and bookings of our SASS product line are characterized by large intermittent orders from customers that may have prolonged booking and revenue recognition cycles; therefore, our quarterly sales and bookings are subject to quarterly fluctuations.

First nine months review

In the first nine months of fiscal 2020, the 11.0% decrease in total bookings year-over-year can be attributed to both product lines.

In the first nine months of fiscal 2020, bookings of our T&M product line decreased $5.8 million or 3.7% year‑over‑year, mainly due to the negative impact of the coronavirus outbreak, as we a reported year-over-year decrease in bookings of our optical test solutions in the Americas and the EMEA region; this decline was offset in part by strong progress made in China for our advanced equipment for labs and NEMs, mainly for 5G deployments. Finally, bookings of our T&M product line were to some extent negatively affected by currency fluctuations year-over-year.

In the first nine months of fiscal 2020, bookings of our SASS product line decreased $18.8 million or 27.8% year‑over-year. In the first nine months of fiscal 2019, we had received large orders for our real-time network topology solution totaling approximately $11 million. We did not have such orders in the first nine months of fiscal 2020. In addition, the coronavirus outbreak had a negative impact on the bookings of our SASS product line year-over-year. Finally, bookings of our SASS product line were to some extent negatively affected by currency fluctuations year-over-year.

Customer concentration

In the third quarters of fiscal 2019 and 2020, no customer accounted for more than 10% of our sales and our top three customers accounted for 16.9% and 18.2% of sales respectively. In the first nine months of fiscal 2019 and 2020, no customer accounted for more than 10% of our sales and our top three customers accounted for 18.8% and 17.5% of sales respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 43 of this document)

Gross margin before depreciation and amortization reached 57.7% of sales for the three months ended May 31, 2020, 0.9% lower compared to 58.6% for the same period last year.

Gross margin before depreciation and amortization amounted to 58.0% of sales for the nine months ended May 31, 2020, 1.2% lower compared to 59.2% for the same period last year.

In the third quarter and the first nine months of fiscal 2020, the adoption of IFRS 16 had a positive effect of 0.4% of sales on our gross margin before depreciation and amortization year-over-year for both periods.

In the third quarter and the first nine months of fiscal 2020, gross margin before depreciation and amortization included $0.7 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 1.1% and 0.4% of sales on our gross margin before depreciation and amortization year-over-year for these periods respectively.

Finally, in the first nine months of fiscal 2019, gross margin before depreciation and amortization included a negative impact of 0.3% of sales for the acquisition-related deferred revenue fair value adjustment from the acquisition of EXFO Solutions (nil in fiscal 2020).

Excluding these elements, our gross margin before depreciation and amortization would have decreased 2.4% and 2.3% year-over-year for the third quarter and the first nine months of fiscal 2020 respectively.

Third quarter review

In the third quarter of fiscal 2020, our gross margin before depreciation and amortization was negatively impacted by lower sales overall year-over-year as a result of the coronavirus pandemic, which prevented us from better absorbing our fixed costs.

In addition, the third quarter of fiscal 2020, our gross margin before depreciation and amortization was negatively affected by a less favorable sales mix compared to the same period last year.

We also recorded higher inventory write-offs in the third quarter of 2020 compared to the same period last year, which decreased our gross margin before depreciation and amortization by 0.2% of sales year-over-year.

First nine months review

In the first nine months of fiscal 2020, the coronavirus pandemic resulted in extended shutdown of businesses, including the temporary shutdown of our manufacturing facility in Shenzhen, China, which negatively impacted our sales and our gross margin before depreciation and amortization for that period, as lower sales resulted in a lower absorption of our fixed costs.

In addition, in the first nine months of fiscal 2019, our gross margin before depreciation and amortization was positively impacted by the $4.9 million order received for our real-time network topology software. This software-intensive solution delivered above-average gross margin.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended May 31, 2020, selling and administrative expenses were $18.9 million, or 28.6% of sales, compared to $23.8 million, or 32.3% of sales, for the same period last year.

For the nine months ended May 31, 2020, selling and administrative expenses were $67.7 million, or 34.7% of sales, compared to $75.6 million, or 34.9% of sales, for the same period last year.

Third quarter and first nine months review

In the third quarter and the first nine months of fiscal 2020, our selling and administrative expenses decreased $4.9 million and $7.9 million respectively compared to the same periods last year.

In the third quarter and the first nine months of fiscal 2020, our selling and administrative expenses included $1.1 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 1.6% and 0.6% of sales on our selling and administrative expenses year‑over‑year for these periods respectively.

In addition, in the third quarter and the first nine months of fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.4 million or 0.6% of sales and $1.1 million or 0.6% of sales respectively on our selling and administrative expenses year-over-year.

Also, in the third quarter and the first nine months of fiscal 2020, worldwide restrictions on various forms of transportation and lockdown periods due to the coronavirus pandemic resulted in lower travel expenses year‑over-year.

Furthermore, in the third quarter and the first nine months of fiscal 2020, commissions on our sales were lower compared to the same periods last year due to the year-over-year decrease in sales.

In addition, in the third quarter and the first nine months of fiscal 2020, more favorable exchange rates year‑over‑year resulted in lower selling and administrative expenses compared to the same periods last year.

Finally, in the first nine months of fiscal 2019, we incurred restructuring charges of $0.5 million or 0.2% of sales (nil in 2020).

Otherwise, in the third quarter and the first nine months of fiscal 2020, inflation and salary increases contributed to a rise in our selling and administrative expenses year-over-year.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended May 31, 2020, gross research and development expenses totaled $12.0 million, or 18.2% of sales, compared to $13.9 million, or 18.9% of sales, for the same period last year.

For the nine months ended May 31, 2020, gross research and development expenses totaled $40.3 million, or 20.6% of sales, compared to $45.3 million, or 20.9% of sales, for the same period last year.

Third quarter review

In the third quarter of fiscal 2020, our gross research and development expenses decreased $1.9 million compared to the same period last year.

In the third quarter of fiscal 2020, our gross research and development expenses included $1.5 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 2.2% of sales on our gross research and development expenses year-over-year.

In addition, in the third quarter of fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.2 million or 0.3% of sales on our gross research and development expenses year-over-year.

Finally, in the third quarter of fiscal 2020, more favorable exchange rates year-over-year resulted in lower gross research and development expenses compared to the same period last year.

Otherwise, in the third quarter of fiscal 2020, we incurred additional expenses compared to the same period last year due to inflation and salary increases.

First nine months review

In the first nine months of fiscal 2020, our gross research and development expenses decreased $5.0 million compared to the same period last year.

In the first nine months of fiscal 2019, we incurred restructuring charges of $2.5 million (1.2% of sales) compared to nil in 2020.

In addition, in the first nine months of fiscal 2020, our gross research and development expenses included $1.5 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 0.7% of sales on our gross research and development expenses year‑over‑year.

Also, in the first nine months of fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.6 million or 0.3% of sales on our gross research and development expenses year-over-year.

Finally, in the first nine months of fiscal 2020, more favorable exchange rates year-over-year resulted in lower selling and administrative expenses compared to the same period last year.

Otherwise, in the first nine months of fiscal 2020, we incurred additional expenses compared to the same period last year due to inflation and salary increases.

DEPRECIATION OF LEASE RIGHT-OF-USE ASSETS

On September 1, 2019, following the adoption of IFRS 16, we recorded $11.3 million for lease right-of-use (ROU) assets in the consolidated balance sheet. These assets are depreciated over the lease terms and resulted in a depreciation expense of $0.8 million and $2.5 million during the three months and the nine months ended May 31, 2020 respectively, compared to nil for the same periods last year, as fiscal 2019 comparative figures were not adjusted. Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items is now mainly recorded under depreciation expenses for the lease ROU asset in the consolidated statements of earnings.

This new standard was adopted using the modified retrospective method and, accordingly, comparative figures were not adjusted.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technology and customer relationships. In addition, intangible assets include software.

For the three months ended May 31, 2020, amortization of intangible assets amounted to $1.7 million compared to $2.1 million for the same period last year.

For the nine months ended May 31, 2020, amortization of intangible assets amounted to $5.0 million compared to $7.1 million for the same period last year.

The year-over-year decrease in our amortization expense in the third quarter and the first nine months of fiscal 2020, compared to the same periods last year, was mainly because some acquired intangible assets became fully amortized in 2019.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

For the three months ended May 31, 2020, we recorded a foreign exchange loss of $0.1 million compared to a foreign exchange gain of $0.1 million for the same period last year.

For the nine months ended May 31, 2020, foreign exchange loss amounted to $0.6 million compared to $0.1 million for the same period last year.

Third quarter review

During the third quarter of fiscal 2020, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.1 million during that period. In fact, the period-end value of the Canadian dollar decreased by 2.7% versus the US dollar to CA$1.3787 = US$1.00 in the third quarter of fiscal 2020, compared to CA$1.3428 = US$1.00 at the end of the previous quarter. During the third quarter of fiscal 2020, the average value of the Canadian dollar compared to the US dollar was 1.3981.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar compared to the previous quarter, and we reported a foreign exchange gain of $0.1 million during that period. In fact, the period-end value of the Canadian dollar decreased by 2.7% versus the US dollar to CA$1.3526 = US$1.00 in the third quarter of fiscal 2019, compared to CA$1.3168 = US$1.00 at the end of the previous quarter. During the third quarter of fiscal 2019, the average value of the Canadian dollar compared to the US dollar was 1.3381.

First nine months review

During the first nine months of fiscal 2020, the period-end value of the Canadian dollar decreased versus the US dollar compared to the previous year-end, and we reported a foreign exchange loss of $0.6 million during that period. In fact, the period-end value of the Canadian dollar decreased by 3.7% versus the US dollar to CA$1.3787 = US$1.00 in the first nine months of fiscal 2020, compared to CA$1.3294 = US$1.00 at the end of the previous year.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar compared to the previous year-end, and we reported a foreign exchange loss of $0.1 million during that period. In fact, the period-end value of the Canadian dollar decreased by 3.6% versus the US dollar to CA$1.3526 = US$1.00 in the first nine months of fiscal 2019, compared to CA$1.3055 = US$1.00 at the end of the previous year.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are denominated in Canadian dollars and euros and a significant portion of our cost of sales and operating items are denominated in Canadian dollars, euros, British pounds and Indian rupees and we report our results in US dollars. In the third quarter and the first nine months of fiscal 2020, the increase in the average value of the US dollar compared to the Canadian dollar, the euro, the British pound, and the Indian rupee year-over-year resulted in a positive impact on our operating expenses. In the third quarter of fiscal 2020, the average value of the US dollar increased 4.5%, 2.8%, 5.2% and 7.0% year-over-year respectively, compared to the Canadian dollar, the euro, the British pound and the Indian rupee. In the first nine months of fiscal 2020, the average value of the US dollar increased 1.6%, 3.3%, 2.2% and 2.1% year-over-year respectively, compared to the Canadian dollar, the euro, the British pound and the Indian rupee.

INCOME TAXES

For the three months ended May 31, 2020, we reported income tax expenses of $2.7 million on earnings before income taxes of $5.9 million. For the corresponding period last year, we reported income tax expenses of $3.4 million on earnings before income taxes of $3.4 million.

For the nine months ended May 31, 2020, we reported income tax expenses of $4.4 million on a loss before income taxes of $1.5 million. For the corresponding period, last year, we reported income tax expenses of $4.6 million on earnings before income taxes of $2.3 million.

Discrete item affecting our effective income tax rate

Fiscal 2019

During the three months ended February 28, 2019, as part of our fiscal 2018 restructuring plan and the shutdown of some of our facilities in the United States, we transferred the ownership of certain intellectual property held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a deferred income tax recovery of $2.4 million during the nine months ended May 31, 2019 as the recovery of this asset is probable.

Otherwise, our distorted tax rates for the three months and the nine months ended May 31, 2019 and 2020 mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these periods.

Please refer to note 11 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at May 31, 2020, cash and short-term investments totaled $20.5 million, while our working capital was at $31.6 million. Our cash and short-term investments decreased by $0.4 million in the third quarter of fiscal 2020 compared to the previous quarter-end.

The following table summarizes the decrease in cash and short-term investments during the third quarter of fiscal 2020 in thousands of US dollars:

Cash flows used by operating activities	$(16,880)
Purchases of capital assets	(1,880)
Repayment of lease obligations and long-term debt	(1,136)
Unrealized foreign exchange loss on cash and short-term investments	(465)
Increase in bank loan	19,934

$(427)

Our short-term investments of $3.4 million consist of debt instruments issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. Due to their short-term maturity, our term deposits are not expected to be affected by a significant liquidity risk. For managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

During the third quarter of fiscal 2020, we modified certain credit facilities, whereby revolving credit facilities, which provided advances up to CA$70 million (US$50.8 million), were extended to CA$90 million (US$65.3 million) until May 31, 2021, to return to CA$70,000,000 on June 1, 2021. We believe that our cash balances and short-term investments totaling $20.5 million, combined with our available revolving credit facilities of up to $39.7 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets and credit facilities, we have unused available lines of credit of $19.2 million for foreign currency exposure related to forward exchange contracts. However, the potential prolonged slowdown or a recession due to effect of the coronavirus pandemic, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $16.9 million for the three months ended May 31, 2020, compared to $5.2 million for the same period last year.

Cash flows used by operating activities were $16.2 million for the nine months ended May 31, 2020, compared to cash flows provided of $11.0 million for the same period last year.

Third quarter review

Cash flows used by operating activities in the third quarter of fiscal 2020 were attributable to net earnings after items not affecting cash of $8.6 million, more than offset by the negative net change in non-cash operating items of $25.4 million; this was mainly due to the negative effect on cash of the $25.5 million increase in our accounts receivable due to the timing of sales and receipts during the quarter, the $2.3 million increase in our inventories to meet expected future demand, and the $0.8 million increase in our prepaid expenses due to timing of payments during the quarter. These negative effects on cash were offset in part by the positive effect on cash of the $3.2 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter.

Cash flows used by operating activities in the third quarter of fiscal 2019 were attributable to net earnings after items not affecting cash of $5.6 million, and the negative net change in non-cash operating items of $10.8 million; this was mainly due to the negative effect on cash of the $12.9 million increase in our accounts receivable due to the timing of sales and receipts during the quarter, the $0.7 million increase in our other assets due to timing of payments during the quarter, the $0.6 million increase in our prepaid expenses due to timing of payments during the quarter, and the $0.3 million increase in our inventories due to the need to meet future demand. These negative effects on cash were offset in part by the positive effect on cash of the $2.0 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, and the $1.6 million decrease in our income taxes and tax credits due to tax credits recovered during the quarter.

First nine months review

Cash flows used by operating activities in the first nine months of fiscal 2020 were attributable to net earnings after items not affecting cash of $5.9 million, more than offset by the negative net change in non-cash operating items of $22.1 million; this was mainly due to the negative effect on cash of the $6.9 million increase in our accounts receivable due to the timing of receipts and sales during the period, the increase of $6.2 million in our inventories to meet expected future demand, the decrease of $6.0 million in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period, the increase of $2.6 million in our income taxes and tax credits due to tax credit earned during the period but not yet recovered, and the increase of $0.7 million in our other assets due to timing of payments during the period.

Cash flows provided by operating activities in the first nine months of fiscal 2019 were attributable to net earnings after items not affecting cash of $18.0 million, and the negative net change in non-cash operating items of $7.0 million; this was mainly due to the negative effect on cash of the $7.0 million increase in our accounts receivable due to the timing of receipts and sales during the period, the increase of $0.7 million in our inventories to meet future demand, the decrease of $1.5 million in our other liabilities due to timing of payments during the period, and the increase of $1.0 million in our other assets and $0.4 million in our prepaid expenses due to timing of payments during the period. These negative effects on cash were offset in part by the positive effect on cash of the increase of $2.0 million in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period, and the decrease of $1.6 million in our income taxes and tax credits due to tax credits recovered during the period.

Investing activities

Cash flows used by investing activities were $3.8 million for the three months ended May 31, 2020, compared to $1.1 million for the same period last year.

Cash flows used by investing activities were $6.9 million for the nine months ended May 31, 2020, compared to $2.4 million for the same period last year.

Third quarter review

In the third quarter of fiscal 2020, we acquired $1.9 million worth of short-term investments and we made cash payments of $1.9 million for the purchase of capital assets.

For the corresponding period last year, we made cash payments of $1.6 million for the purchase of capital assets but we disposed of (net of acquisitions) $0.5 million worth of short-term investments.

First nine months review

In the first nine months of fiscal 2020, we made cash payments of $6.1 million for the purchase of capital assets and we acquired (net of disposals) $0.8 million worth of short-term investments.

For the corresponding period last year, we made cash payments of $6.3 million for the purchase of capital assets. However, during the period, we received net proceeds of $3.3 million from the sale of capital assets and we disposed of (net of acquisitions) $0.6 million worth of short-term investments.

Financing activities

Cash flows provided by financing activities were $18.8 million for the three months ended May 31, 2020, compared to cash flows used of $4.5 million for the same period last year.

Cash flows provided by financing activities were $23.9 million for the nine months ended May 31, 2020, compared to cash flows used of $7.3 million for the same period last year.

Third quarter review

In the third quarter of fiscal 2020, our bank loan increased by $19.9 million but we repaid $1.1 million of lease obligations and our long-term debt.

During the same period last year, our bank loan decreased by $3.8 million and we repaid $0.7 million of our long‑term debt.

First nine months review

In the first nine months of fiscal 2020, our bank loan increased by $28.3 million, but we repaid $4.1 million of our lease liabilities and long-term debt and we redeemed share capital for $0.2 million.

During the same period last year, our bank loan decreased by $5.1 million, we repaid $2.2 million of our long-term debt and other liabilities and we redeemed share capital for $0.1 million.

Contractual obligations

We are committed under the terms of contractual obligations, which have various expiration dates, primarily for our lease liabilities, our long-term debt and licensing of intellectual property. The following table summarizes our contractual obligations as at May 31, 2020 in thousands of US dollars:

	Lease liabilities	Long-term debt	Licensing agreements	Total

No later than 1 year	$3,188	$2,043	$1,995	$7,226
Later than 1 year and no later than 5 years	6,427	2,118	934	9,479
Later than 5 years	1,026	–	–	1,026
	$10,641	$4,161	$2,929	$17,731

In addition, as at May 31, 2020, we had letters of guarantee amounting to $1.2 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to currency risk as a result of our export sales of products manufactured in Canada, China, Finland and France, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2020, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2020 to August 2020	$9,000,000	1.3077
September 2020 to August 2021	36,100,000	1.3283
September 2021 to August 2022	18,800,000	1.3492
September 2022 to February 2023	3,600,000	1.3324
Total	$67,500,000	1.3316

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2020 to August 2020	$1,200,000	71.76
September 2020 to February 2021	$1,500,000	77.56
Total	$2,700,000	74.98

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $1.0 million as at August 31, 2019 and $2.3 million as at May 31, 2020, mainly for our US/Canadian dollar forward exchange contracts. The quarter-end exchange rate was CA$1.3787 = US$1.00 as at May 31, 2020.

SHARE CAPITAL

As at July 8, 2020, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 24,053,392 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STRUCTURED ENTITIES

As at May 31, 2020, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In December 2019, a novel strain of coronavirus was identified in China and resulted in preventive measures imposed by the Chinese public health authorities including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected our factory and supply chain during a certain period. In March 2020, this coronavirus epidemic was declared a pandemic by the World Health Organization, and most countries have been imposing ongoing constraints and preventive measures that have affected and are still affecting the global economy. Significant declines in the stock market have occurred for various reasons linked to the coronavirus pandemic. Although constraints and preventive measures are progressively being relaxed in many countries, the breadth and duration of this pandemic are unknown and raise uncertainties that may impact the measurement of assets and liabilities in future periods.

This pandemic had a negative impact on our sales and operating results in the second and third quarter of fiscal 2020, and we believe it might continue to negatively impact our sales and operating results to a certain extent over an undetermined period. In addition, over the last months, our stock price significantly decreased as a result of the pandemic. As a result of these impacts, during the three months ended May 31, 2020, we concluded they represented a triggering event and we performed goodwill impairment testing for all our cash generating units (CGUs). In performing the goodwill impairment review of our CGUs, we determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of EXFO Optics CGU, we used a capitalized cash flows method. In addition, for the Service Assurance, Systems and Services (SASS) CGU, we used a cost approach based on the level of research and development expenses incurred over the last two years. Finally, as the sales and operations of the EXFO CGU constitutes the significant majority of our sales and operations, we compared the carrying amount of the EXFO CGU to our overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the EXFO Optics and SASS CGU. As at May 31, 2020, the recoverable amount for all CGUs exceeded their carrying value.

As at May 31, 2020, we also reviewed critical estimates and assumptions considering the impact of the coronavirus outbreak and we believe that it had no significant impact on the measurement of assets and liabilities as of that date.

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2019, and our unaudited condensed interim consolidated financial statements for the three months and nine months ended May 31, 2020, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Recently issued IFRS pronouncements adopted in fiscal 2020

Leases

IFRS 16, Leases, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 supersedes IAS 17, Leases, and related interpretations. Under IFRS 16, lessees recognize a right‑of‑use (ROU) asset and a lease liability measured at the present value of lease payments for virtually all their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

We adopted this new standard on September 1, 2019, using the modified retrospective method, which did not require adjustments to comparative periods. We applied IFRS 16 at the adoption date and recognized ROU assets and lease liabilities in the period of adoption. The new standard provides several optional practical expedients in transition. Upon implementation of the new standard, we elected the practical expedients to combine lease and non-lease components, and to not recognize ROU assets and lease liabilities for short-term leases. We identified appropriate changes to our accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16.

The adoption of IFRS 16 on September 1, 2019 resulted in the recognition of lease ROU assets of $11.3 million, lease liabilities of $10.8 million, and the elimination of prepaid rent of $0.5 million in the consolidated balance sheet as of that date. In addition, lease payments for lease ROU assets, previously reported in cash flows from operating activities, are reported in cash flows from financing activities in the consolidated statements of cash flows. However, the adoption of this standard had no significant impact on net earnings (loss).

Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items is recorded as depreciation expenses for the lease ROU assets and as interest expenses on the lease liabilities in the consolidated statements of earnings.

Finally, the adoption of IFRS 16 had no significant impact on liquidity and debt covenant compliance under existing debt agreements.

Uncertainty over income tax treatments

IFRIC 23, Uncertainty over Income Tax Treatments, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. We adopted this interpretation on September 1, 2019, and its adoption had no significant impact on our consolidated financial statements.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represents net earnings (loss) before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2020	Nine months ended May 31, 2019

IFRS net earnings (loss) for the period (1)	$3,177	$21	$(5,907)	$(2,253)

Add (deduct):

Depreciation and amortization	3,833	3,440	11,732	11,329
Interest and other (income) expense	291	698	975	(439)
Income taxes	2,691	3,385	4,389	4,586
Stock-based compensation costs	523	475	1,446	1,354
Restructuring charges (reversals)	–	(13)	–	3,305
Acquisition-related deferred revenue fair value adjustment	–	–	–	1,435
Foreign exchange (gain) loss	141	(146)	649	55
Adjusted EBITDA for the period	$10,656	$7,860	$13,284	$19,372

Adjusted EBITDA as a percentage of sales	16.1%	10.7%	6.8%	8.9%

(1)
IFRS net earnings (loss) for the three months and the nine months ended May 31, 2020 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 on September 1, 2019 had a positive impact on adjusted EBITDA of $844,000 or 1.3% of sales and $2,549,000 or 1.3% of sales respectively for the three months and the nine months ended May 31, 2020. Comparative figures were not adjusted.

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	May 31, 2020	February 29, 2020	November 30, 2019	August 31, 2019

Sales	$66,147	$55,313	$73,551	$70,175
Cost of sales (2)	$27,948	$23,796	$30,241	$30,260
Net earnings (loss)	$3,177	$(9,021)	$(63)	$(227)
Basic and diluted net earnings (loss) per share	$0.06	$(0.16)	$(0.00)	$(0.00)

	Quarters ended
	May 31, 2019	February 28, 2019	November 30, 2018	August 31, 2018

Sales	$73,587	$73,927	$69,201	$69,216
Cost of sales (2)	$30,458	$29,062	$28,897	$27,426
Net earnings (loss)	$21	$5,193	$(7,467)	$(3,951)
Basic and diluted net earnings (loss) per share	$0.00	$0.09	$(0.14)	$(0.07)

(1)
Quarterly financial information has been derived from our condensed unaudited interim consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended May 31, 2020.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2020 and ended on May 31, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 8, 2020

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Chief Financial Officer and Vice-President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended May 31, 2020.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2020 and ended on May 31, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 8, 2020

/s/ Pierre Plamondon
Pierre Plamondon, CPA
Chief Financial Officer and Vice-President, Finance